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Aavrani

Digitally-native premium skincare inspired by India's ancient beauty rituals





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Summary

- Highly efficacious skincare inspired by all-natural Indian beauty rituals
- Raised over $1.25M from notable VC's and Angels
- 500+ 5-star reviews from customers
- 30% repeat customer rate (2x the industry standard)
- 84%+ gross margins on product sales
- $1M+ in revenue in 2019

Deal terms

Valuation cap   ⓘ
$5,000,000

The maximum valuation at which your investment
converts into equity shares or cash.

Discount   ⓘ
20%

If a trigger event for Aavrani occurs, the discount
provision gives investors equity shares (or equal

Problem

Skincare can be confusing and complicated

Although skincare is one of the fastest growing markets within the beauty space, many women remain overwhelmed by the number of products available and are often confused about how to use them. In fact, one study shows that 87% of women reported they didn't know how to establish a skincare routine that works for them.

At the same time, shoppers are becoming more savvy about purchasing products that are natural, healthy, and chemical-free. This information is only leading to more confusion about which products are actually healthy--not harmful--to our skin.

Solution

A trusted skincare routine inspired by natural, ancient beauty rituals

aavrani provides women with a simple and effective skincare routine that is inspired by ancient Indian beauty routines. All of our products are all-natural and our four-step ritual has been tried and tested by generations of Indian women.

Our products were designed to empower women and make them feel more confident on the inside and out. As such, we also donate a portion of our sales to supporting young women's education in India through our partnership with the Shanti Bhavan School.



provision gives investors equity shares (or equal value in cash) at a reduced price.

Minimum investment   ⓘ

$100

The smallest investment amount that Aavrani is accepting.

Type of security   ⓘ

Crowd SAFE

A SAFE is a Simple Agreement for Future Equity. An investor makes a cash investment in a company, but gets company stock at a later date, in connection with a specific event. The Crowd SAFE is a modified SAFE that is better suited for crowdfunding.

Funding goal   ⓘ

$25,000 – $1,070,000

Aavrani needs to raise $25K before the deadline. The maximum amount Aavrani is willing to raise is $1.07M.

Deadline   ⓘ

January 2, 2014 at 2:59 AM (EST)

Aavrani needs to reach their minimum funding goal before the deadline. If they don't, all investments will be refunded.

Perks

In addition to your Crowd SAFE, you'll receive perks for investing in Aavrani.


aavrani
GLOW ACTIVATING
EXFOLIATOR
TURMERIC, NEEM OIL, RAW HONEY
4 fl.oz.


aavrani
BALANCE RESTORING
aavrani
GLOW ACTIVATING
aavrani
SOFTENING
HYDRA-WHIP
COCONUT OIL, ROSEHIP SEED, SHEA NUT
aavrani
EYE REJUVENATING

Product

The aavrani ritual

The aavrani ritual delivers a complete skincare routine in four easy steps that work together to achieve your most radiant glow.

- Step 1: **Glow Activating Exfoliator** (cleanser + mask) - *core ingredients: turmeric neem oil, raw honey*
- Step 2: **Balance Restoring Serum** (toner) - *core ingredients: tea tree oil, chamomile flowers, cucumber*
- Step 3: **Softening Hydra-Whip** (moisturizer) - *core ingredients: coconut oik, rosehip seed, shea nut*
- Step 4: **Eye Rejuvenating Elixir** (eye treatment) - *core ingredients: almond oil, rose water, vitamin E*



Traction

500+ 5 star reviews + 30%+ returning customers

aavrani has been an instant hit with customers! We've received over 500 five star reviews on our products, and have maintained a 30% repeat purchase rate (this appears to be nearly double the industry standard, based on our founder's experience investing in the skincare industry). Currently, our profit margins are at 84% and we have already reached $1M+ in revenue in 2019 alone.


KPIs & Financials
>500
5-star customer reviews
30%+
repeat purchase rate (industry standard of 15%)
$1 M
2019E Revenue
84%+
gross margins

E! NEWS Forbes REFINERY29 HUFFPOST

Customers

Diverse consumer base with long term growth potential

Our products work across skin types and tones, and we've attracted a number of diverse consumers, all looking to simplify and improve their skincare routine.



Diverse Consumer Base

- Proven cultural crossover

- Pioneers of the iBeauty movement

Overwhelmingly Positive Customer Feedback

Full Ritual Set	Exfoliator	Serum	Hydra-Whip	Elixir
★★★★★	★★★★★	★★★★★	★★★★★	★★★★★
Based on >125 reviews	Based on >90 reviews	Based on >90 reviews	Based on >80 reviews	Based on >75 reviews



truly shocked

JHG on Sep 08, 2018

in awe of this toner. i've been getting more and more breakouts lately and nothing has helped... derm said its hormonal and seasonal, and recommended p50 to me and i broke out even worse after just one use! was suggested to me to go "all-natural" and a friend referred me to this toner and amazingly after just one week my skin has already cleared up with no new breakouts since! looking fwd to keep using... hope these results keep up.



AMAZING Value

natasha d. on Oct 07, 2018

My half Indian friend recommended this line to me and safe to say, I'm hooked! The exfoliator is by far my favorite of the bunch (haven't ever seen anything like it before and I'm a real skincare JUNKIE) but the full set is so beautifully formulated and actually works really nicely together. I already repurchased the exfoliator since I use it the most, but the rest of the products will continue to last me quite a while. Would recommend this to anyone

Business model

84% gross margins on sales

aavrani is digitally native with 100% of our current sales coming from our own website. We have a variety of different products available to purchase with prices ranging from $55 - $200. Customers can purchase a single product or the complete ritual set. We are currently seeing 84% gross margins on sales.

Market

$18B+ market in the US alone

The natural skincare space is growing 30% year-over-year and is becoming a larger part of the $18B U.S. skincare market. Comparatively, the makeup industry grew just 4% in 2018. As a natural alternative, aavrani reaches consumers in both the prestige skincare and clean skincare markets. Natural beauty is also growing faster than any other category in the beauty space.


Market Opportunity
$18 BN
$8 BN
$4+ BN
US skincare market
US prestige skincare
US "clean" skincare
• Rapidly Growing Market
– Natural skincare space continues to grow at >30% y-o-y
• Market Share From Color Cosmetics (makeup):
– Skincare industry continues to take market share from makeup (color cosmetics grew just 4% in 2018)
• Lifestyle Shifts to Health and Wellness
– Natural beauty is growing faster than any other category in the beauty space

Competition

The aavrani edge

aavrani is the only Indian-inspired beauty company with an edge on our competitors. One of the co-founders helped build another skincare company that was just bought by Unilever for $500 million. That kind of hands-on experience building another brand that successfully grew to over $80 million in sales is unmatched. Our exclusive relationships with partners and resources means we deliver the best products

available to our customers. We also have a loyal network of early adopters and repeat customers, and can draw from our team's experience in the industry to meet our customers' needs.

Competitive Landscape

		TATA HARPER	LXMI	TATCHA	DRUNK ELEPHANT	TULA
High-quality, prestige	✓	✓	✓	✓	✓	✓
Bespoke solutions inspired by specific growing segment	✓	✗	✗	✓	✗	✗
Consumer segment crossover power	✓	✗	✗	✗	✓	✗
Certified all-natural	✓	✓	✓	✗	✗	✓
Mission-focused; purpose-driven	✓	✗	✓	✓	✗	✗



Vision

Scaling and growth

- Ritual Discovery Set Launching in Q4 of 2019
  - All 4 products in travel sizes ($65) packaged as "holiday set" for gifting & customer acquisition tool
- Product line expansion: additional skincare treatments in final stages of R&D
  - Oil-based cleanser (need, sandalwood); face serum (rice bran oil, saffron); lip balms & scrubs (kokum butter, cane sugar & Himalayan sea salt)
- Vertical expansion opportunities
  - Haircare, body care, general personal care


aavrani
The Ritual
DISCOVERY SET

Exit strategy in a highly acquisitive industry

The beauty industry has many large dominant players like L'Oreal and Estee Lauder. These companies are no longer in the business of building new brands, why would they -- they could spend $50 million to... Read more

Investors

The two Co-Founders have each put in over $100,000 of their own capital. Other investors include General

The two Co-Founders have each put in over $100,000 of their own capital. Other investors include General Catalyst's Rough Draft Ventures, First Round Capital's Dorm Room Fund, AmplifyHer, The MBA Fund, Wharton Impact Venture Associates, and a variety of notable angel investors in the beauty and consumer space.

Founders

The Team
Rooshy Roy
Co-Founder & CEO
Wharton MBA '19
Goldman Sachs
Warburg Pincus
rooshy@aavrani.com
Justin Silver
Co-Founder & COO
Wharton MBA '19
Credit Suisse
Beechwood Capital
Tatcha
justin@aavrani.com
Marlene Lam
Head of Creative
Shiseido
Revlon
bareMinerals
Buxom
marlene@aavrani.com
Special Advisors
Alexandra Wilson
Founded Gilt Groupe & Glamsquad
Gilt Groupe
Glam Squad
Maneesh Goyal
Founder & CEO, Pineapple Co
Pineapple Co
MKG
Pauline Brown
Former Chairman of LVMH, North America
Sephora
Dior
Nicolas Topiol
CEO, Christian Lacroix
Christian Lacroix





















Rooshy Roy - Former finance professional at Goldman and Warburg Pincus, Rooshy leads the team as CEO focused on product, branding, and marketing. Growing up as a child of immigrants, Rooshy brings the authentic rituals from her family to the products aavrani produces.

Justin Silver - Former consumer investor/operator at Tatcha (skincare company acquired by Unilever for $500M in 2019), Justin leads the team as COO focused on operations, HR, and supply chain.

About Aavrani

Legal Name
Aavrani, Inc.

Employees
6

Founded
Dec 2017

Website
http://aavrani.com

Form
Delaware Corporation

Headquarters
139 Fulton Street, New York, NY, US

Aavrani Team

Justin Silver
Co-Founder & COO

Rooshy Roy
Co-Founder & CEO

Marlene Lam
Head of Creative Marketing

FAQ

How do I earn a return? >

How do I earn a return?
We are using Republic's Crowd SAFE security. Learn h

Risks

Risks have not been finalized yet.